Actions Appeals International Trade Commission’s Decision

ZHUHAI, China, January 8, 2007 -- Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China's leading fabless semiconductor companies, today announced that on January 4, 2007 the company filed a Notice of Appeal with the United States Court of Appeals for the Federal Circuit (the “CAFC”) to review the September 15, 2006 decision of the United States International Trade Commission in the Matter of Audio Processing Circuits, and Products Containing Same, Investigation no. 337-TA-538.

Actions continues to believe that all of its products do not infringe any of its competitors’ patents. Actions looks forward to presenting its position and is hopeful that its appeal will be successful.

“In our opinion, SigmaTel appears to be using frequent litigation as a marketing tool in the face of their declining market share. We intend to respond decisively in both the courts and the marketplace. As previously announced, we have countersued SigmaTel in China, we are rolling out new products in the U.S., and we are aggressively expanding our distribution network to gain additional market share,” stated Mr. Nan-Horng Yeh, Chief Executive Officer of Actions Semiconductor. “Above all, we believe that the steps we are taking best serve the interests of our customers, especially in the U.S., where consumers want high value products at reasonable pricing,” concluded Mr. Yeh.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides mixed-signal and multimedia SoC solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components and the providers of those components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Beijing and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause Actions Semiconductor's actual results to differ materially from our current expectations. Factors that could cause Actions Semiconductor's results to differ materially from those set forth in these forward-looking statements include customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our Registration Statement on Form F-1 related to our initial public offering and secondary offering. Actions Semiconductor undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

For More Information
Investor Contacts:
Suzanne Craig or Lisa Laukkanen The Blueshirt Group for Actions Semiconductor Semiconductor suzanne@blueshirtgroup.com or lisa@blueshirtgroup.com +1-415-217-4962 or +1-415-217-4967	Chung Hsu or Calvin Lau Investor Relations at Actions chung@actions-semi.com or calvin.lau@actions-semi.com +86-756 3392 353 *1015 or +86-756 3392 353 *1018